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                                                                    Exhibit 21.2


The following is a list of all subsidiaries of the registrant. The names of particular subsidiaries have been omitted since such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by this report as permitted by Item 601(b)(21) of Regulation S-K promulgated under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.


Name                                    Jurisdiction of Organization

Enhance Reinsurance Company..................     New York
Asset Guaranty Insurance Company.............     New York
Van-American Companies, Inc..................     Delaware
Singer Asset Finance Company, L.L.C. ........     Delaware